Exhibit 99.1

BrenX Signs Strategic Settlement with European Investment Bank (EIB) To Eliminate Approximately $4.8 Million of Debt and Strengthen the Balance Sheet

Settlement Provides for Elimination of Existing EIB Facility and Release of Related Security; Management Estimates Indicate Approximately 54% Reduction in Total Liabilities and 77% Increase in Shareholders’ Equity

Agreement Concludes Financing Chapter That Helped Establish the World’s First Heat Battery Gigafactory and Aligns Capital Structure with BrenX’s Integrated Industrial Energy Strategy

Rosh HaAyin, Israel--(Newsfile Corp. – September 15, 2026) - BrenX Ltd. (NASDAQ: BRNX) (the “Company” or “BrenX”), a provider of thermal energy storage (“TES”) and integrated industrial energy solutions, today announced that it has entered into a settlement agreement with the European Investment Bank (“EIB”). Under the settlement agreement, following BrenX’s €1.1 million initial settlement payment and the EIB’s confirmation that the closing conditions have been satisfied, the existing EIB finance contract and related equipment and receivables pledge agreement will be cancelled, the EIB’s claims thereunder will be settled, any further amounts outstanding under the finance contract will be waived, and the related security will be released and terminated,, in each case in accordance with the settlement agreement.

Key Highlights

●	Approximately $4.8 million of EIB debt expected to be eliminated: Following the initial €1.1 million settlement payment, the Company’s March 2021 credit facility with the EIB and its scheduled principal and interest obligations will be cancelled, and the related security will be released, following the satisfaction of the other closing conditions and subject to the Company’s obligations under the settlement agreement, including the potential €2.9 million contingent settlement payment described below.

●	Transformational balance sheet impact: Based on management’s current estimates and assumptions, applying the settlement to the Company’s June 30, 2026 balance sheet would reduce total liabilities from approximately $8.9 million to approximately $4.1 million, a reduction of approximately 54%, while increasing shareholders’ equity from approximately $4.6 million to approximately $8.2 million, an increase of approximately 77%.

●	Potential income: Based on management’s current estimates and assumptions, the settlement expected to result in income of approximately $3.6 million.

●	Greater financial flexibility: The settlement is expected to strengthen BrenX’s financial position and provide greater flexibility to advance its integrated industrial energy strategy.

●	Capital structure expected to align with BrenX’s evolving strategy: The settlement is expected to support the Company’s evolution from a primarily TES equipment-focused model into an integrated industrial energy platform, with bGen™ remaining its core technology.

The settlement follows the waiver announced by the Company on July 24, 2026, under which the EIB deferred an approximately $1.7 million payment due on July 28, 2026, allowing the parties additional time to reach a comprehensive and constructive resolution.

The EIB has played an important role in enabling BrenX to establish what the Company believes is the world’s first gigafactory dedicated to heat battery production. The facility created advanced industrial manufacturing capacity for bGen™ systems and helped move the Company’s TES technology from development toward commercial-scale deployment. BrenX greatly values the EIB’s longstanding support for industrial innovation and technologies designed to reduce emissions from industrial heat, as well as the constructive approach that enabled the parties to reach this settlement.

Since the original financing was established, the industrial heat market and the Company’s commercial model have continued to evolve. BrenX is expanding from a model centered primarily on the manufacture and sale of thermal energy storage systems into an integrated industrial energy platform that can develop, own, operate and optimize electricity, heat, renewable generation, battery storage, thermal storage, and related energy assets around customer demand. This expanded approach is designed to deliver integrated energy solutions directly to industrial production floors and other energy-intensive sites. bGen™ TES remains the technological core of the platform and a key enabler of reliable, lower-emission industrial heat.

BrenX believes the settlement represents an important step in this strategic evolution, aligning financing arrangements established during the Company’s earlier manufacturing-focused phase with a business model increasingly centered on integrated energy infrastructure and long-term energy solutions. Upon closing, by eliminating the scheduled principal and interest obligations under the March 2021 credit facility with the EIB and releasing the related security, the settlement is expected to provide greater near-term financial flexibility as BrenX advances its strategy.

Under the settlement agreement, if a transaction including certain change-of-control transactions and certain dispositions of businesses, subsidiary shares, assets or intellectual property (each a “Qualifying Transaction”) is signed or occurs during the one-year period following the initial settlement payment by the Company of the €1.1 million, BrenX will be required to make an additional €2.9 million cash payment to the EIB.

Illustrative Estimated Financial Impact

Based on management’s current estimates and assumptions, the following table illustrates the potential financial impact of the settlement as if it had been completed on June 30, 2026. The amounts are unaudited, illustrative and not intended to represent the Company’s actual financial position following the settlement.

USD in thousands	Reported June 30, 2026	Estimated Settlement Adjustment	Illustrative Amount After Settlement	Estimated Change
Cash and cash equivalents	$5,689	$(1,254)	$4,435	(22)%
EIB loan	4,814	(4,814)	-	(100)%
Total liabilities	8,884	(4,814)	4,070	(54)%
Total shareholders’ equity	$4,594	$3,560	$8,154	77%

Based on these assumptions, management estimates a potential income on extinguishment of the EIB loan of approximately $3.6 million.

Illustrative assumptions: The illustration translates the €1.1 million initial settlement payment using a EUR/USD exchange rate of €1.14 to $1.00 (the exchange rate as of June 30, 2026) and assumes that no Qualifying Transaction occurs during the one-year contingent payment period. Accordingly, it does not include the potential €2.9 million contingent settlement payment. The illustration also excludes settlement-related costs, tax effects, foreign exchange movements and other subsequent changes. Actual recorded amounts in the Company’s financial statements may differ based on the final accounting determinations.

“We believe that this settlement marks an important financial and strategic milestone for BrenX,” said Nir Brenmiller, Chief Executive Officer of BrenX. “Based on our current analysis, the agreement has the potential to significantly strengthen our balance sheet, reduce our liabilities and provide us with greater financial flexibility as we execute the next phase of our strategy.

“The EIB has been an important partner in BrenX’s development. Its support was instrumental in helping us transform thermal energy storage innovation into industrial manufacturing capability and establish a unique and advanced production platform. We are deeply appreciative of that support, as well as the constructive and positive manner in which this settlement was reached.

“Our business has evolved considerably since the original financing was established. We are aiming to move beyond a model centered primarily on manufacturing and selling standalone thermal energy storage systems toward an integrated industrial energy platform that connects electricity, heat, renewable generation, storage, and optimization around the needs of industrial customers. We believe that this agreement will allow our capital structure to evolve with that strategy, while bGen™ remains at the heart of the integrated energy solutions we deliver,” concluded Mr. Brenmiller.

About BrenX Ltd.

BrenX provides thermal energy storage and integrated industrial energy solutions. Building on its proprietary bGen™ thermal energy storage technology, the Company is expanding its strategy to develop, own, operate and optimize energy assets that may combine local generation, electrical and thermal storage, grid connectivity, and intelligent energy management around customer needs. BrenX is headquartered in Rosh Ha’Ayin, Israel. For more information, visit www.bren-x.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: the completion and timing of the settlement and satisfaction of the conditions to closing; the expected cancellation of the EIB finance contract and related obligations and release of the related security; the expected accounting treatment and estimated financial impact on the Company from the settlement and extinguishment of debt; whether any liability will be recognized for the contingent settlement payment; its assumption that no Qualifying Transaction occurs during the one-year contingent payment period; the estimated and illustrative impact of the settlement on the Company’s total liabilities and shareholders’ equity and straightening of the Company’s balance sheet; the effect of the settlement on the Company’s liquidity, financial position and strategic flexibility; and the Company’s ability to execute the BrenX strategy. Without limiting the generality of the foregoing, words such as "plan," "potential," "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," "seek," "target" or "continue" are intended to identify forward-looking statements.

Readers are cautioned that actual results may differ materially from those expressed or implied by forward-looking statements. Factors that may affect the Company's results include, among others, the Company's ability to complete, commission and operate its projects as planned; construction, integration, performance and customer acceptance risks; the Company's liquidity, capital requirements and ability to obtain additional financing; the effect of financing transactions and anti-dilution provisions on the Company's capital structure; the Company's ability to integrate and realize the anticipated benefits of acquired assets; demand for and market acceptance of the Company's products; competitive, technological, supply-chain, regulatory and commercial risks; and political, economic and military instability in Israel and the Middle East. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those described under "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2026, and in the Company's subsequent SEC filings. The Company undertakes no obligation to update any forward-looking statement, except as required by law.

Contact:
Crescendo Communications, LLC
212-671-1020
BRNX@crescendo-ir.com

3